February 10, 1998



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C.  20549

Re:	Schedule 13G
Champion Enterprises Incorporated

To Whom It May Concern:

Enclosed please find six (6) copies of Schedule 13G Form on behalf of Alex. Brow n Investment Management, reporting its holdings of Champion Enterprises Incor porated (common stock).

If you have any questions, please call me.

Sincerely,



J. Dorsey Brown, III
Chief Executive Officer

cc:	Allyn O'Connor
Champion Enterprises, Inc.
New York Stock Exchange

Enclosures
JDB,III/nid

									Page _1_ of _4_
Name of Issuer		Champion Enterprises, Inc.

Title of Class of Securities	common

CUSIP Number		158496109

CUSIP Number		158496109				Page _2_ of _4_

#1	Alex. Brown Investment Management, A Maryland Limited Partnership
	52-0256630

#4	Maryland

#5	1,873,552

#6	0

#7	6,559,103

#8	0

#9	6,559,103

#11	14.0%

#12	PN	IA


CUSIP No.	158496109			13G			Page  3   of  4

Item 1.
(a)	Champion Enterprises, Inc.
(b)	2701 University Drive
Suite 320
Auburn Hills, MI  48326

Item 2.
(a)	Alex. Brown Investment Management, a Maryland Limited Partnership, and a 		r
egistered investment advisor.
(b)	One South Street
Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.  The individual general
 partner is 		a citizen of the United States of America.
(d)	Common
(e)	158496109

Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)

Item 4.
(a)	6,559,103 shares of common stock
(b)	14.0%
(c)
(i)	1,873,552 shares
(ii)	0 shares
(iii)	6,559,103 shares
(iv)	0 shares

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

CUSIP No.	158496109			13G			Page  4   of  4

Item 9.	Not applicable

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the sec urities referred to above were acquired in the ordinary course of business an d were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acq uired in connection with or as a participant in any transaction having such p urpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.


ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership


By:
J. Dorsey Brown, III
Chief Executive Officer


Date:  April 9, 1998

New York Stock Exchange
11 Wall Street
New York, NY  10005